SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

XEDAR CORPORATION
(Name of Issuer)

Common Stock, No Par Value
(Title of Class of Securities)

984002 20 4
(CUSIP Number)

Max F. James
 101 Convention Center Dr., Suite 1225
 Las Vegas, NV 89109
 702-691-2948
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

November 26, 2008
(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) 240.13d-1(g), check the following box. [   ]

     Note: schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

SCHEDULE 13D

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
Max F. James

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ] Not applicable.

3.	SEC USE ONLY

4.	SOURCE OF FUNDS PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

7.	SOLE VOTING POWER
4,000,000
NUMBER OF
SHARES 8.	SHARED VOTING POWER
BY	0
EACH
REPORTING 9.	SOLE DISPOSITIVE POWER
PERSON WITH	4,000,000

10.	SHARED DISPOSITIVE POWER
0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,000,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.86%

14.	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

Item 1. Security and Issuer.

This Schedule 13D relates to the common stock, no par value per share ("Company Common Stock"), of Xedar Corporation, a Colorado corporation ("Company"), with principal executive offices located at 3773 Cherry Creek North Drive, Suite 995, Denver, CO 80209.

Item 2. Identity and Background

The person filing this schedule is Max F. James, an individual, whose business address is 101 Convention Center Dr., Suite 1225, Las Vegas, NV 89109. Mr. James is the Owner/CEO of American Kiosk Management, Inc., located at 101 Convention Center Dr., Suite 1225, Las Vegas, NV 89109. Mr. James is a citizen of the United States of America. During the past five years Mr. James has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subjeq to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Mr. James, for a purchase price of $1,000,000, purchased, in a private placement to accredited investors only, 2,000,000 shares of Company Common Stock, together with immediately exercisable warrants, with a term of 5 years, and an exercise price of $1.00 per share, to purchase up to 2,000,000 share of Company Common Stock. The funds used by Mr. James to acquire the securities in the private placement were personal funds.

Item. 4. Purpose of Transaction

Mr. James purchased the securities offered in the private placement for his own account, for investment purposes only, and not with a view to distribution thereof. Mr. James has no current plans or proposals which relate to or would result in:

(a)	the acquisition by any person of additional securities of the Company or the disposition of securities of the Company;
(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the
Company or any of its subsidiaries;
(c)	a sale or transfer of a material amount of assets of the Company or of its subsidiaries;
(d)	any change in the current board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the
Company's board;
(e)	any material change in the present capitalization or dividend policy of the Company;
(f)	any other material change in the Company's business or corporate structure;
(g)	changes in the Company's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;
(h)	causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;
(i)	a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) ofthe Act; or
G)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)	As of December 31, 2008, the Company had approximately 34,835,418 shares of Company Common Stock outstanding, of which Mr. James beneficially owned 4,000,000 shares, representing approximately 10.86% of the outstanding Company Common Stock.
(b)	Mr. James has the sale power to vote and the sole power to dispose of the 4,000,000 shares of Common Stock of the Company beneficially owned by him.
(c)
Except for the acquisition of the 4,000,000 shares of the Company described in Item 3. of this Schedule, Mr. James has not engaged in any transactions in the Company Common Stock during the past 60 days.

(d)	Not applicable.
(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

Mr. James obtained the securities to which this Schedule 13D relates pursuant to a subscription agreement relating to a private placement of an aggregate of 3,000,000 shares of Company Common Stock, together with an aggregate of 3,000,000 warrants to purchase Company Common Stock, at an exercise price of $1.00 per share, which warrants have a term of five years. The shares and warrants were offered and sold to accredited investors only, without registration under the Securities Act of 1933, as amended ("Act"), or state securities laws, in reliance on the exemptions provided by Section 4(2) of the Act, and Regulation D promulgated thereunder, and in reliance on similar exemptions under applicable state securities laws.

Item 7. Material to Be Filed as Exhibits

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 25, 2009

/s/ Max F. James
Max F. James

To: Fidelity National Title Company 2070 Churn Creek Road, Suite C Redding, CA 96002

Escrow No. 136455 TB Re: 5529 Diamond Ridge, Redding, Ca. 96003

The undersigned, as owner of the property states the following: (1) that the undersigned is thoroughly familiar with all the facts and circumstances concerning the premises described above; (2) That with respect to improvements on the premises all work done or materials furnished to date have been paid in full; (3) That there are no contracts let for the furnishing of future work or materials. (4) That this statement is a true and complete statement of all such contracts, previous payment and balances due, if any.

The undersigned hereby declares under penalty of perjury that there is no outstanding construction costs, due to any contractor, sub contractor or material supplier. All bills paid in full.

Dated:  2-25-2009

Owner:  CD Max, LLC

/s/ Max James

By:  Max James

/s/ Max James

Max James, Individual

enclosu re(s)

Miscellaneous Transmittal Letter (misctran)(06-07)